Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-221457) on Form S‑8 of FutureFuel Corp. of our reports dated March 14, 2024 (May 10, 2024 as to the effects of the restatement disclosed in Note 25 of the consolidated financial statements), relating to the consolidated financial statements and the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) of FutureFuel Corp., appearing in this Annual Report on Form 10-K of FutureFuel Corp. for the year ended December 31, 2023.

/s/RSM US LLP

St. Louis, Missouri

May 10, 2024